SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                          The Leslie Fay Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   527016109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Michael J. Shef, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                               New York, NY 10036
                                 (212) 704-6000
            (Person Authorized to Receive Notices and Communications)
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                September 22, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)
                              (Page 1 of 6 Pages)

--------------------                                       --------------------
CUSIP No. 527016109                  13D                   Page 2   of  6 Pages
--------------------                                       --------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     SS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     John J. Pomerantz

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF AND SC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

     TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,660,764
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         390,798

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,660,764

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
________________________________________________________________________________

ITEM 2.   IDENTITY AND BACKGROUND.

         Item 2 is amended and restated in its entirety as follows:

         (a) This statement is being filed by John J. Pomerantz (the "Reporting Person").

         (b) The business address of the Reporting Person is c/o The Leslie Fay Company, Inc., 1412 Broadway, New York, New York 10018.

         (c)      The Reporting Person is the Company's Chairman.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended to include additional information as follows:

         The Reporting Person used funds advanced to him by the Issuer in the form of a loan to acquire an additional 380,798 shares of Common Stock of the Company, over which the Reporting Person has sole dispositive power, upon exercise of stock options.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and restated in its entirety as follows:

         (a) The Reporting Person may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed the beneficial owner of 3,660,764 shares of Common Stock, which constituteS approximately 64.7% of the Common Stock (based on 5,660,694 shares that were outstanding as of December 30, 2000). The 3,660,764 shares of Common Stock include:

         o        390,798 shares (6.9% of the Common Stock);

         o 2,054,885 shares (36.3% of the outstanding shares of Common Stock) that are directly owned by Offshore II; and

         o 1,215,081 shares (21.5% of the outstanding shares of Common Stock) that are directly owned by Fund II.

         (b) The Reporting Person has shared power to vote and sole power to dispose of 390,798 shares of Common Stock directly owned by him.

         To the knowledge of the Reporting Person, the Reporting Person also shares the power to vote 3,660,764 shares of Common Stock as follows:

         o Fund II may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 3,660,764 shares of Common Stock. The 3,660,764 shares of Common Stock include 1,215,081 shares directly owned by Fund II, 2,054,885 shares directly owned by Offshore II and 390,798 shares directly owned by the Reporting Person, with respect to which Fund II and Offshore II share voting power with respect to voting shares for board nominees, as described in Item 4. Fund II may be deemed to share the power to vote or direct the vote of 1,605,879 shares of Common Stock.

         o Offshore II may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 3,660,764 shares of Common Stock. The 3,660,764 shares of Common Stock include 2,054,885 shares directly owned by Offshore II, 1,215,081 shares directly owned by Fund II and 390,798 shares directly owned by the Reporting Person, with respect to which Offshore II and Fund II share voting power with respect to voting shares for board nominees, as described in Item 4. Offshore II may be deemed to share the power to vote or direct the vote of 2,445,683 shares of Common Stock

         The Reporting Person does not have shared power to dispose of any shares of Common Stock. To the knowledge of the Reporting Person and based solely on the Three Cities 13D, Fund II may be deemed to share the power to dispose of or direct the disposition of 1,215,081 shares of Common Stock and Offshore II may be deemed to share the power to dispose of or direct the disposition of 2,054,885 shares of Common Stock.

         To the knowledge of the Reporting Person and based solely on the Three Cities 13D, the information required by Item 2 with respect to each person with whom the Reporting Person shares the power to vote is as follows:

         o Fund II is a Delaware limited partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Fund II, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022.

         o Offshore II is a Netherlands Antilles partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Offshore II, which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Curacao, Netherlands Antilles.

         o None of the entities identified in this Item 5 with whom the Reporting Person shares the power to vote has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         o None of the entities identified in this Item 5 with whom the Reporting Person shares the power to vote has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) On December 30, 2000, the Reporting Person exercised stock options to acquire 380,798 shares of Common Stock of the Company at an exercise price of $3.09 per share.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:   February 13, 2001


                                                          /s/ John J. Pomerantz
                                                          ----------------------
                                                          John J. Pomerantz